SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C. 20549


                             SCHEDULE 13D
                            (RULE 13D-101)


               INFORMATION TO BE INCLUDED IN STATEMENTS
            FILED PURSUANT TO RULE 13D-1(a) AND AMENDMENTS
               THERETO FILED PURSUANT TO RULE 13D-2(a)

                          (AMENDMENT NO __)*



                                AT Plastics Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Shares
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   001947100
--------------------------------------------------------------------------------
                                 (CUSIP Number)

   Dennis J. Block, Esq., Cadwalader, Wickersham & Taft, 100 Maiden Lane, New
                                 York, NY 10038
                                 (212) 504-6000
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                February 9, 1999
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 001947100                   SCHEDULE 13D          PAGE 2 OF 10 PAGES
--------------------------------------                      --------------------



--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     Perry Corp.
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
      (a) /x/    (b) / /

--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)
     OO
--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d)
     or 2(e)   / /

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     New York
--------------------------------------------------------------------------------

                7     SOLE VOTING POWER
                      2,185,150


   NUMBER OF
                ----------------------------------------------------------------

    SHARES      8     SHARED VOTING POWER
 BENEFICIALLY         None
   OWNED BY
                ----------------------------------------------------------------

     EACH       9     SOLE DISPOSITIVE POWER
   REPORTING          2,185,150
    PERSON
                ----------------------------------------------------------------

     WITH       10    SHARED DISPOSITIVE POWER
                      None
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       2,185,150
--------------------------------------------------------------------------------
12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) / /
--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       10.8%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON (See Instructions)
       CO
--------------------------------------------------------------------------------

--------------------------------------                      --------------------

CUSIP NO. 001947100                                         PAGE 3 OF 10 PAGES
--------------------------------------                      --------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     Richard C. Perry
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
     (a) /x/    (b) / /
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)
     OO
--------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) / /

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     United States
--------------------------------------------------------------------------------

                7     SOLE VOTING POWER
                      2,185,150 (all shares beneficially owned by Perry Corp.)


   NUMBER OF
                ----------------------------------------------------------------
    SHARES      8     SHARED VOTING POWER
 BENEFICIALLY         None
   OWNED BY
                ----------------------------------------------------------------
     EACH       9     SOLE DISPOSITIVE POWER
   REPORTING          2,185,150  (all shares beneficially owned by Perry Corp.)
    PERSON
                ----------------------------------------------------------------
     WITH       10    SHARED DISPOSITIVE POWER
                      None
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       2,185,150
--------------------------------------------------------------------------------
12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) / /
--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       10.8%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON (See Instructions)
       IN
--------------------------------------------------------------------------------

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CUSIP NO. 001947100                   SCHEDULE 13D          PAGE 4 OF 10 PAGES
--------------------------------------                      --------------------



ITEM 1.     SECURITY AND ISSUER.

            This statement relates to the common shares (the "Common Shares") of AT Plastics Inc. (the "Issuer"). The Issuer's principal executive office is located at 134 Kennedy Road South, Brampton, Ontario L6W 3G5.

ITEM 2.     IDENTITY AND BACKGROUND.

            This statement is being filed by Perry Corp. and Richard C. Perry (collectively, the "Reporting Persons"). Attached as Exhibit A is a copy of the Reporting Persons' agreement in writing to file this statement on Schedule 13D on behalf of each of them.

            (a) Perry Corp., a New York corporation, and Richard C. Perry.

            (b) The business address of Perry Corp. and Richard C. Perry is 599 Lexington Ave., New York, New York 10022.

            (c) Perry Corp. is a private investment management firm and the principal occupation of Richard C. Perry is President and Chief Executive Officer of Perry Corp.

            (d) During the past five years, none of the executive officers or directors of Perry Corp. nor Richard C. Perry have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

            (e) During the past five years, none of the executive officers or directors of Perry Corp. nor Richard C. Perry have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which he or it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            (f) Perry Corp. is a New York corporation and Richard C. Perry is a citizen of the United States.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

            The source of the funds for the purchase of the Common Shares reported herein was the investment capital of certain investment accounts under the management and control of Perry Corp. The total amount of such funds is $13,311,918.50.

ITEM 4.     PURPOSE OF TRANSACTION.

            Perry Corp. acquired 1,406,250 Common Shares on February 9, 1999 pursuant to an underwritten public offering of common shares of the Issuer. The Reporting Persons previously had acquired 778,900 Common Shares in open market purchases. Pursuant to a letter agreement dated January 28, 1999 between the Issuer and Perry Equity Investors Inc.,

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CUSIP NO. 001947100                   SCHEDULE 13D          PAGE 5 OF 10 PAGES
--------------------------------------                      --------------------

the Issuer has appointed Andy Smith, a Managing Director of Perry Capital LLC, an affiliate of Perry Corp., as a director of Issuer and has agreed to nominate a person acceptable to Perry Capital LLC and the Issuer for election as a director of Issuer at its next annual meeting of shareholders.

            Except as disclosed above, the Reporting Persons do not have any present intention to take any of the actions described in paragraphs (b) through
(j) of Item 4 of Schedule 13D. However, the Reporting Persons may, subject to the continuing evaluation of the Issuer's condition and prospects, acquire from time to time additional securities of the Issuer in the open market or in privately negotiated transactions or otherwise. Depending on such evaluation, the Reporting Persons may, from time to time, retain or sell all or a portion of the securities of the Issuer beneficially owned by them in the open market or in privately negotiated transactions. Any actions the Reporting Persons may take will be dependent on numerous facts, including general market and economic conditions, the ongoing evaluation of the Issuer's business and prospects and future developments.

            In addition, the Reporting Persons may consult with each other regarding the Issuer and its future prospects and possible transactions involving the Issuer or its shares. The Reporting Persons may, collectively or individually, exercise any or all rights available to them as shareholders of the Issuer, including, without limitation, the right to contact other holders of shares of the Company's capital stock or other securities or take such other action as they deem appropriate.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

            (a) Based on publicly available information, the Issuer has issued and outstanding 20,140,000 Common Shares.

            Perry Corp. is the beneficial owner of 2,185,150 Common Shares, or 10.8% of the outstanding Common Shares. Richard C. Perry is the beneficial owner of 2,185,150 Common Shares, or 10.8% of the outstanding Common Shares.

             (b)

                                            PERRY CORP.       RICHARD C. PERRY
                                            -----------       ----------------

                  SOLE  POWER  TO VOTE/      2,185,150           2,185,150
                  DIRECT VOTE

                  SHARED    POWER    TO        None                 None
                  VOTE/ DIRECT VOTE

                  SOLE     POWER     TO      2,185,150           2,185,150
                  DISPOSE/       DIRECT
                  DISPOSITION

                  SHARED    POWER    TO        None                 None
                  DISPOSE/       DIRECT
                  DISPOSITION

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CUSIP NO. 001947100                   SCHEDULE 13D          PAGE 6 OF 10 PAGES
--------------------------------------                      --------------------

            (c)

       Date          Number of Shares Purchased   Purchase Price per Share (USD)
       ----          --------------------------   ------------------------------

      1/19/99                    10,000                       5.94

       2/9/99                 1,406,250                       5.29

            (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares.

            (e)   N/A.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

            Except as described in Item 4, there are no contracts, arrangements, understanding or relationships (legal or otherwise) among the persons named in
Item 2, and between such persons and any person with respect to the securities of the Issuer.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

            Exhibit A: Joint Filing Agreement of Perry Corp. and Richard C. Perry, as required by Rule 13d-1(f)(1) promulgated under the Securities Exchange Act of 1934, as amended.

            Exhibit  B:  Letter   agreement   between   Perry   Equity
Investors Inc. and AT Plastics Inc., dated January 28, 1999.

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CUSIP NO. 001947100                   SCHEDULE 13D          PAGE 7 OF 10 PAGES
--------------------------------------                      --------------------


SIGNATURE.

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:      February 19, 1999
            New York, NY

                                          Perry Corp.

                                          By: /s/  Richard C. Perry
                                             ---------------------------
                                             Richard C. Perry
                                             President and Chief
                                               Executive Officer


Dated:      February 19, 1999
            New York, NY


                                          By: /s/ Richard C. Perry
                                             ---------------------------
                                             Richard C. Perry

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CUSIP NO. 001947100                   SCHEDULE 13D          PAGE 8 OF 10 PAGES
--------------------------------------                      --------------------





                                                                       Exhibit A

                              AGREEMENT

                     JOINT FILING OF SCHEDULE 13D

      The undersigned hereby agree to jointly prepare and file with regulatory authorities a Schedule 13D and any future amendments thereto reporting each of the undersigned's ownership of securities of AT Plastics Inc. and hereby affirms that such Schedule 13D is being filed on behalf of each of the undersigned. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that he or it knows or has reason to believe that such information is inaccurate.


Dated:      February 19, 1999
            New York, NY

                                          Perry Corp.

                                          By: /s/  Richard C. Perry
                                             ---------------------------
                                             Richard C. Perry
                                             President and Chief
                                               Executive Officer


Dated:      February 19, 1999
            New York, NY


                                          By: /s/  Richard C. Perry
                                             ---------------------------
                                             Richard C. Perry

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CUSIP NO. 001947100                   SCHEDULE 13D          PAGE 9 OF 10 PAGES
--------------------------------------                      --------------------



                                                                       Exhibit B

                     PERRY EQUITY INVESTORS INC.
                         599 Lexington Avenue
                       New York, New York 10022





                                                      January 28, 1999

AT Plastics Inc.
134 Kennedy Road South
Brampton, Ontario, Canada
L6W 3G5

Ladies and Gentlemen:

            AT Plastics Inc. (the "Company") has informed Perry Equity Investors Inc. (the "Purchaser") that it intends to undertake an offering (the "Offering") of approximately $15 million (not including any over-allotment option) of its common stock (the "Common Stock").

            The Company agrees with the Purchaser as follows:

            1. If, in connection with the Offering, the Purchaser (or its designee) acquires such number of shares of Common Stock as equals or exceeds one-third of the total number of shares sold in the Offering, the Company agrees to: (a) promptly nominate (or cause to be nominated) one person designated by the Purchaser to the board of directors of the Company; (b) use its best efforts to promptly appoint (or cause to be appointed) such designee to the board of directors of the Company; and (c) in connection with the next succeeding election of members to the board of directors, use its best efforts to cause such designee to be elected to the board of directors of the Company.

            2. In addition to the agreement set forth in paragraph 1, if, in connection with the Offering, the Purchaser (or its designee) acquires in excess of one-third of the total number of shares of Common Stock sold in the Offering, the Company agrees to: (a) promptly nominate (or cause to be nominated) one additional person to the board of directors of the Company the identity of which shall be agreed in good faith by the Purchaser and the Company; (b) use its best efforts to promptly appoint (or cause to be appointed) such additional designee to the board of directors of the Company; and (c) in connection with the next succeeding election of members to the board of directors use its best efforts to cause such additional designee to be so elected.

            3. This agreement may be executed in one or more counterparts and, if executed in more than one counterpart, the executed counterparts shall together constitute a single instrument.

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CUSIP NO. 001947100                   SCHEDULE 13D          PAGE 10  OF 10 PAGES
--------------------------------------                      --------------------


            If the foregoing correctly sets forth the agreement between the Company and the Purchaser, please indicate your acceptance in the space provided for that purpose below.

                                    Very truly yours,

                                    PERRY EQUITY INVESTORS INC.



                                    By:   /s/ Richard C. Perry
                                             ---------------------------
                                       Name: Richard C. Perry
                                       Title: President and Chief
                                       Executive Officer

Accepted and agreed as of the date first above written:

AT PLASTICS INC.



By:   /s/ J.G. Clarke
      ---------------
   Name: J.G. Clarke
   Title: President and Chief Executive Officer